The AES Corporation

4300 Wilson Boulevard

Arlington, Virginia 22203

July 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	The AES Corporation

Registration Statement on Form S-4

File No. 333-257351

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The AES Corporation (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m. (EDT) on Friday, July 16, 2021, or as soon thereafter as practicable.

Very truly yours,

The AES Corporation

By:	/s/ Gustavo Pimenta
Name:	Gustavo Pimenta
Title:	Executive Vice President and Chief Financial Officer

cc:	Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP